Exhibit 12

ArvinMeritor, Inc.

Computation of Earnings to Fixed Charges

Twelve Months Ended September 30, 2008

Earnings Available for Fixed Charges (A):

Pre-tax income from continuing operations	$141

Less:
Equity in earnings of affiliates, net of dividends	(18)
123
Add fixed charges included in earnings:
Interest expense	96
Interest element of rentals	10
Total	106

Total earnings available for fixed charges:	$229

Fixed Charges (B):
Fixed charges included in earnings	$106
Capitalized interest	—
Total fixed charges	$106

Ratio of Earnings to Fixed Charges	2.16

(A) “Earnings” are defined as pre-tax income from continuing operations, adjusted for undistributed earnings of less than majority owned subsidiaries and fixed charges excluding capitalized interest.

(B) “Fixed charges” are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.